UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing the results of its Annual General Meeting of Shareholders held on Wednesday, March 2, 2016 at 2:30 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel. At the Annual General Meeting, shareholders of the Company voted on a number of different proposals, each of which is described in more detail in the Company’s Notice and Proxy statement for the Annual General Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on January 25, 2016. The proposals to replace the Company’s articles of association in their entirety; to re-appoint Dr. John Paul Waymack, Mr. Isaac Israel, and Mr. Simcha Rock, to the board of directors; and, to appoint Yair Katzir to serve as a director for an initial term and to approve his remuneration and benefits for service as a director, were approved by the requisite vote of the Company’s shareholders. Mr. Philip Serlin’s term of office as a director ended as of March 2, 2016. The Company’s Amended and Restated Articles of Association, as approved at the Meeting, are attached hereto as Exhibit 99.1

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1      Amended and Restated Articles of Association of Kitov Pharmaceuticals Holdings Ltd. Israeli Public Company Number 520031238 in effect as of March 2, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

March 3, 2016	By:	/s/ Simcha Rock
Simcha Rock Chief Financial Officer